Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2018 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. An update to our assumptions for 2018 is in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline network; the ability of industry competitors to successfully combine a mix of high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, and Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU) (as described in Section 5 Discussion of operations), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; our ability to compete successfully in customer care and business services (CCBS) contracting given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and our ongoing ability to provide a service experience that meets or exceeds customer expectations and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge network and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications network technologies (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Regulatory decisions and developments including the potential of government intervention to further increase wireless competition; the potential for regulatory intervention further to the CRTC’s ongoing proceeding with respect to lower-cost data-only plans; future spectrum auctions and spectrum policy determinations, including the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, as well as cost and availability of spectrum in the 3500 MHz and mmWave bands; restrictions on the purchase, sale and transfer of spectrum licences; Innovation, Science and Economic Development Canada (ISED’s) consideration to renew TELUS’ AWS-1 and PCS-G spectrum licences that are set to expire in late 2018 and early 2019; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws, and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the Competition Bureau’s market study on competition in broadband services; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the CRTC’s review of the price cap and local forbearance regimes; the CRTC’s implementation of new initiatives discussed in its May 2018 report “Harnessing Change: The Future of Programming Distribution in Canada”; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act, which began in early 2018; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the pending ratification and implementation of the United States Mexico Canada Agreement; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by ISED including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; the implementation of complex large enterprise deals that may be adversely impacted by available resources; system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the 2016 immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2017 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

November 8 , 2018

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2018
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash used by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Telecommunications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections present a discussion of our consolidated financial position and performance for the three-month and nine-month periods ended September 30, 2018, and should be read together with our September 30, 2018, condensed interim consolidated financial statements (interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. In this MD&A, the term IFRS is used to refer to these standards. We adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on January 1, 2018, with retrospective application. See Section 5.2 Summary of consolidated quarterly results and trends, Section 5.4 Wireless segment and Section 5.5 Wireline segment of the MD&A, as well as Note 2(c) of the interim consolidated financial statements for reconciliations of results excluding IFRS 15 effects. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that informed decisions can be made regarding appropriate public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 8, 2018.

In this MD&A, unless otherwise indicated, results for the third quarter of 2018 (three-month period ended September 30, 2018) and the nine-month period ended September 30, 2018 are compared with results from the third quarter of 2017 (three-month period ended September 30, 2017) and the nine-month period ended September 30, 2017, adjusted for the retrospective application of IFRS 9 and IFRS 15 (to the three-month period ended and nine-month period ended September 30, 2017).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We currently estimate that the annual rate of economic growth in Canada in 2018 will be 2.1%, as updated in our first quarter 2018 MD&A, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth will be 2.2% in 2018 in British Columbia (B.C.), and 2.2% in Alberta. The Bank of Canada’s October 2018 Monetary Policy Report estimated economic growth in Canada will be 2.1% in 2018. The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 5.9% for September 2018 (5.7% for December 2017 and 6.2% for September 2017). The unemployment rate for B.C. was 4.2% for September 2018 (4.6% for December 2017 and 4.9% for September 2017), while the unemployment rate for Alberta was 7.0% for September 2018 (6.9% for December 2017 and 7.9% for September 2017).

With respect to the pace of housing starts, Canada Mortgage and Housing Corporation reported the seasonally adjusted annual rate of housing starts in September 2018 of approximately 189,000 units, compared to the September 2017 rate of approximately 219,000 units.

1.3 Consolidated highlights

Medisys Health Group Inc.

On July 19, 2018, we acquired Medisys Health Group Inc., a leading provider of preventative healthcare and wellness services for workplaces across Canada. The total purchase price was approximately $84 million of which $79 million was paid by issuance of approximately 1.7 million TELUS Common Shares. The investment was made with a view to growing the delivery of employee-centred workplace health and wellness services. With this acquisition, TELUS Health will be able to deliver employee-centered care, backed by TELUS’ broadband networks and supported by digital tools such as patient portals, virtual care, wellness and mental health applications, electronic prescribing, electronic benefit claims and secure messaging. The Medisys Health Group network will serve as an innovation hub for next-generation technology, as well as preventative care and wellness programs, so patient outcomes can be measured.

Early redemption of 2019 Notes

On August 1, 2018, we executed our June 28, 2018, notice to early redeem all of our $1.0 billion 5.05%, series CG Notes due December 4, 2019. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2018, was approximately $34 million before income taxes (or $0.04 per share after income taxes).

Sale of TELUS Garden and donation to the TELUS Friendly Future Foundation

On August 8, 2018, the TELUS Garden real estate joint venture sold the income producing property and the related net assets. The purchaser assumed the 3.7% mortgage and the 3.4% bonds secured by the income producing property. In the application of equity accounting, we recorded our share of the non-recurring gain at $171 million. Concurrently, we committed to a donation to the TELUS Friendly Future Foundation of $118 million to help ensure vulnerable youth thrive in our digital society through better access to health and educational opportunities. Of this $118 million, an initial donation of $100 million was made in the third quarter of 2018 in TELUS Corporation Common Shares acquired in the market, with the remainder committed over a 10-year period. The Foundation will give financial grants to grassroots charities across Canada that need help in directly supporting underserved youth in our communities. Through these grants, the Foundation will support our Community Boards in connecting youth to the people and opportunities that matter most.

Changes to the Board of Directors

Effective November 1, 2018, Denise Pickett joined our Board. Denise was named Chief Risk Officer and President, Global Risk, Banking and Compliance, American Express in February 2018. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services. She was also a member of the board of directors of the Hudson’s Bay Company (2012 to 2018) and serves as Vice Chair on the board of directors of the United Way of New York City. Denise holds an MBA in marketing from the Schulich School of Business at York University and earned her Honours BA in Human Biology and Physiology from the University of Toronto. She was named to Payment Source’s Most Influential Women in Payments in 2018.

Consolidated highlights

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change

($ millions, except footnotes and unless noted otherwise)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted), except as noted
Consolidated statements of income
Operating revenues[1]	3,774	3,404	10.9%		10,604	9,867	7.5%
Operating income	777	697	11.5%		2,188	2,082	5.1%
Income before income taxes	581	548	6.0%		1,686	1,653	2.0%
Net income	447	406	10.1%		1,256	1,224	2.6%
Net income attributable to Common Shares	443	403	9.9%		1,243	1,206	3.1%
Adjusted Net income[2]	445	417	6.7%		1,294	1,247	3.8%

Earnings per share (EPS) ($)
Basic EPS	0.74	0.68	8.8%		2.09	2.04	2.5%
Adjusted basic EPS[2]	0.74	0.70	5.7%		2.17	2.11	2.8%
Diluted EPS	0.74	0.68	8.8%		2.08	2.04	2.0%
Dividends declared per Common Share ($)	0.5250	0.4925	6.6%		1.5550	1.4650	6.1%

Basic weighted-average Common Shares outstanding (millions)	597	594	0.5%		596	592	0.7%
Consolidated statements of cash flows
Cash provided by operating activities	1,066	1,133	(5.9)%		3,110	2,968	4.8%

Cash used by investing activities	(621)	(866)	(28.3)%		(2,348)	(2,909)	(19.3)%
Acquisitions	(34)	(82)	(58.5)%		(285)	(560)	(49.1)%
Capital expenditures[3]	(762)	(821)	(7.2)%		(2,203)	(2,355)	(6.5)%

Cash used by financing activities	(695)	(150)	n/m		(838)	(3)	n/m
Other highlights
Subscriber connections[4] (thousands)					13,311	12,942	2.9%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[2]	1,349	1,244	8.2%		3,869	3,687	4.9%
Restructuring and other costs[2,5]	173	23	n/m		242	63	n/m
Adjusted EBITDA[6]	1,351	1,267	6.4%		3,940	3,747	5.1%
Adjusted EBITDA margin[7] (%)	37.5	37.3	0.2	pts.	37.8	38.0	(0.2	)pts.
Free cash flow[2]	303	215	40.9%		1,075	692	55.3%
Net debt to EBITDA — excluding restructuring and other costs[2,8,9] (times)					2.54	2.76	n/m

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(3)         Capital expenditures include assets purchased but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported on the condensed interim consolidated statements of cash flows.

(4)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average billing per subscriber unit per month (ABPU), average revenue per subscriber unit per month (ARPU) and churn) were adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

(5)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(6)         Adjusted EBITDA for all periods excludes restructuring and other costs (See Section 11.1 for restructuring and other cost amounts). Adjusted EBITDA for all periods excludes non-recurring gains and equity income related to real estate joint ventures.

(7)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

(8)         The 2017 amount excludes the effects of implementing IFRS 9 and IFRS 15. Had the 2018 amount excluded the effects of implementing IFRS 9 and IFRS 15, the 2018 amount would be 2.60. (See Section 7.5 Liquidity and capital resource measures.)

(9)         Excluding the third quarter of 2018 equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, the 2018 amount would be 2.63.

Operating highlights

•                  Consolidated operating revenues increased by $370 million in the third quarter of 2018 and $737 million in the first nine months of 2018:

Service revenues increased by $150 million in the third quarter of 2018 and $417 million in the first nine months of 2018, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues increased by $49 million in the third quarter of 2018 and $137 million in the first nine months of 2018, largely due to higher wireless equipment revenue resulting from increases in postpaid gross additions as well as higher-value smartphones in the gross additions and retention mix.

Other operating income increased by $171 million in the third quarter and $183 million in the first nine months of 2018, primarily due to equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million as previously noted of which 50% was allocated to each of the wireless and wireline segments. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Other operating income was flat in the third quarter of 2018 and increased by $12 million in the first nine months of 2018. The increase in the first nine months of 2018 was primarily due to higher net gains from sales of certain assets, and property, plant and equipment.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending September 30, 2018, our total subscriber connections increased by 369,000, reflecting a 4.5% increase in wireless postpaid subscribers, a 6.3% increase in high-speed Internet subscribers and, excluding the Satellite TV subscriber adjustment, a 4.9% increase in TELUS TV subscribers, partly offset by a 2.7% decline in wireless prepaid subscribers and a 4.0% decline in residential NALs.

Our postpaid wireless subscriber net additions were 109,000 in the third quarter of 2018 and 244,000 in the first nine months of 2018, down 6,000 and 14,000, respectively, from the same periods in 2017, due to continued net new demand from Canadian consumers and businesses partly offset by incremental deactivations from competitive intensity. Our comparatively low postpaid churn rate was 0.87% in the third quarter of 2018 and 0.88% in the first nine months of 2018, while our blended churn rate was 1.03% in the third quarter of 2018 and 1.06% in the first nine months of 2018. In the prior year, our postpaid churn rate was 0.86% in both the third quarter of 2017 and first nine months of 2017, while our blended churn rate was 1.05% in the third quarter of 2017 and 1.07% in the first nine months of 2017. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 36,000 in the third quarter of 2018 and 87,000 in the first nine months, up 17,000 and 27,000, respectively, from the same periods in 2017. The increases resulted from the increased demand for our high-speed broadband services, including fibre to the premises (FTTP), as well as improved churn reflecting our focus on executing customers first initiatives and retention programs. Net additions of TELUS TV subscribers were 18,000 in the third quarter of 2018 and 39,000 in the first nine months of 2018, up 9,000 in the quarter and 18,000 in the nine-month period. The increases reflect a lower customer churn rate from stronger retention efforts and higher gross additions from our diverse product offerings. Our continued focus on expanding our addressable high-speed Internet and Optik TV® footprint, connecting more homes and businesses directly to fibre, and bundling these services together contributed to combined Internet and TV subscriber growth of 93,000 or 3.3% over the last 12 months. We have made TELUS PureFibre available to 56% of our broadband footprint at the end of the third quarter of 2018 and we estimate that we will have TELUS PureFibre available to approximately 60% of our broadband footprint by the end of 2018. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $80 million in the third quarter of 2018 and $106 million in the first nine months of 2018, reflecting wireless network revenue growth driven by a growing customer base, improved wireless equipment margins and growth in data service revenues including revenues from business acquisitions. These increases were partly offset by higher compensation due to an increase in the number of employees from business acquisitions, higher administrative costs and customer support costs from growth in our customer base, higher costs associated with an increase in higher-value smartphones in the gross additions and retention mix, and higher depreciation and amortization due to growth in the asset base over the last 12 months resulting in part from business acquisitions.

EBITDA includes restructuring and other costs, as well as non-recurring gains and equity income related to real estate joint ventures. EBITDA increased by $105 million or 8.2% in the third quarter of 2018, and increased by $182 million or 4.9% in the first nine months of 2018.

Adjusted EBITDA excludes restructuring and other costs, as well as excludes non-recurring gains and equity income related to real estate joint ventures. Adjusted EBITDA grew by $84 million or 6.4% in the third quarter of 2018 and increased by $193 million or 5.1% in the first nine months of 2018. The increases reflect growth in wireless network revenues driven by a growing customer base and increased wireline service revenues, partially offset by higher employee benefits expense from an increase in the number of employees from business acquisitions, primarily in our TELUS International (Cda) Inc. subsidiary. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes increased by $33 million in both the third quarter of 2018 and the first nine months of 2018. Higher Operating income, as noted above, was offset by an increase in Financing costs. The increase in Financing costs resulted primarily from the $34 million long-term debt prepayment premium in the third quarter of 2018, higher interest accretion on provisions and higher average long-term debt outstanding. As well, in the third quarter of 2018, there were higher foreign exchange gains. (See Financing costs in Section 5.3.)

•                  Income taxes decreased slightly in the third quarter of 2018 and were relatively flat in the first nine months of 2018.

•                  Net income attributable to Common Shares increased by $40 million in the third quarter of 2018 and $37 million in the first nine months of 2018. These increases were driven by higher Operating income partly offset by increased Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income-tax related adjustments, non-recurring gains and equity income related to real estate joint ventures, and the long-term debt prepayment premium. Adjusted Net income increased by $28 million or 6.7% in the third quarter of 2018 and $47 million or 3.8% in the first nine months of 2018.

Reconciliation of adjusted Net income

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change

($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income attributable to Common Shares	443	403	40	1,243	1,206	37
Add back (deduct):
Restructuring and other costs, after income taxes[1]	130	16	114	180	46	134
Favourable income tax-related adjustments	(3)	(2)	(1)	(4)	(3)	(1)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes[2]	(150)	—	(150)	(150)	(2)	(148)
Long-term debt prepayment premium, after income taxes	25	—	25	25	—	25
Adjusted Net income	445	417	28	1,294	1,247	47

(1)   Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $90 million after income taxes.

(2)   Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $150 million after income taxes.

•                  Basic EPS increased by $0.06 or 8.8% in the third quarter of 2018 and $0.05 or 2.5% in the first nine months of 2018. These increases were driven by higher Operating income partly offset by increased Financing costs.

Adjusted basic EPS excludes the effects of restructuring and other costs, income-tax related adjustments, non-recurring gains and equity income related to real estate joint ventures, and the long-term debt prepayment premium. Adjusted basic EPS increased by $0.04 or 5.7% in the third quarter of 2018 and $0.06 or 2.8% in the first nine months of 2018.

Reconciliation of adjusted basic EPS

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change

($)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Basic EPS	0.74	0.68	0.06	2.09	2.04	0.05
Add back (deduct):
Restructuring and other costs, after income taxes, per share[1]	0.22	0.03	0.19	0.30	0.08	0.22
Favourable income-tax related adjustments, per share	(0.01)	(0.01)	—	(0.01)	(0.01)	—
Non-recurring gains and equity income related to real estate joint ventures, after income taxes, per share[2]	(0.25)	—	(0.25)	(0.25)	—	(0.25)
Long-term debt prepayment premium, after income taxes, per share	0.04	—	0.04	0.04	—	0.04
Adjusted basic EPS	0.74	0.70	0.04	2.17	2.11	0.06

(1)   Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $0.15 per share after income taxes.

(2)   Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $0.25 per share after income taxes.

•                  Dividends declared per Common Share were $0.5250 in the third quarter of 2018 and $1.5550 in the first nine months of 2018, reflecting increases of 6.6% from the third quarter of 2017 and 6.1% from the first nine months of 2017. On November 7, 2018, the Board declared a fourth quarter dividend of $0.5450 per share on the issued and outstanding Common Shares, payable on January 2, 2019, to shareholders of record at the close of business on December 11, 2018. The fourth quarter dividend increased by $0.04 per share or 7.9% from the $0.5050 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.54 times at September 30, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.60 times at September 30, 2018, down from 2.76 times at September 30, 2017, as the growth in EBITDA — excluding restructuring and other costs exceeded the increase in net debt. Excluding the third quarter of 2018 equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, the ratio was 2.63 at September 30, 2018. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities decreased by $67 million in the third quarter of 2018, primarily due to other working capital changes, increased interest paid, which includes the long-term prepayment premium, and increased income taxes paid. This was partly offset by growth in Adjusted EBITDA and lower restructuring and other costs disbursements, net of expense and Shares settled from Treasury. In the first nine months of 2018, Cash provided by operating activities increased by $142 million, resulting from lower restructuring and other costs disbursements, net of expense and Shares settled from Treasury, growth in Adjusted EBITDA, and lower income taxes paid, which reflected the reorganization of our legal structure in the third quarter of 2017 that impacted the timing of cash income tax payments. This was partially offset by other working capital changes and higher interest paid.

•                  Cash used by investing activities decreased by $245 million in the third quarter of 2018 and $561 million in the first nine months of 2018, primarily attributed to non-recurring real estate joint venture receipts, net of advances arising from the sale of TELUS Garden. Acquisitions decreased by $48 million in the third quarter of 2018 and $275 million in the first nine months of 2018 as we made larger cash payments for business acquisitions in the first nine months of 2017. Capital expenditures decreased by $59 million in the third quarter of 2018 and $152 million in the first nine months of 2018, primarily due to planned reductions of capital expenditures. We have made TELUS PureFibre available to 56% of our broadband footprint at the end of the third quarter of 2018. As well, for the first nine months of 2018, wireless capital expenditures decreased as we had increased capital expenditures in 2017 from costs incurred to update our radio access network technology in Ontario and Quebec. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities increased by $545 million in the third quarter of 2018 and $835 million in the first nine months of 2018 primarily reflecting lower issuances of long-term debt, net of redemptions, as well as Treasury shares acquired. (See Section 7.4 Cash used by financing activities.)

•                  Free cash flow increased by $88 million in the third quarter of 2018 and $383 million in the first nine months of 2018. These increases largely resulted from higher Adjusted EBITDA and lower capital expenditures, partly offset by increased interest paid. (See calculation in Section 11.1 Non-GAAP and other financial measures.) The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2017 annual MD&A.

3.              Corporate priorities for 2018

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2018 corporate priorities.

Honouring our team, customers and social purpose by delivering on our brand promise

•                  In August 2018, we announced the debut of Travelxp 4K HDR available for Optik TV customers in B.C. and Alberta. Travelxp4K HDR is a global travel and lifestyle channel, marking the first time a network broadcasting 24/7 4K HDR is available in Canada. Customers that do not yet have 4K HDR-capable TVs can still enjoy Travelxp in 4K, HD or standard definition.

•                  In September 2018, we launched the Platinum wireless rate plan, which allows customers to obtain higher-tier handsets for a lower upfront cost. We also unveiled the Bring-It-Back upgrade program. Available on Premium, Premium Plus and Platinum plans for existing customers, the Bring-It-Back program allows customers to upgrade to higher-tier smartphones at lower upfront costs whereby at the end of the term, customers have the option to either return the device or repay the original Bring-It-Back program amount.

•                  In September 2018, we were recognized for corporate social responsibility by being named to the Dow Jones Sustainability North America Index for the 18th consecutive year. Additionally, we were named to the Dow Jones Sustainability World Index for the third year in a row.

•                  As noted in Section 1.3, we committed to a donation of $118 million to the TELUS Friendly Future Foundation, of which an initial donation of $100 million was made in the third quarter of 2018 in TELUS Common Shares acquired in the market, with the remainder committed over a 10-year period. This supports our commitment to help ensure vulnerable youth thrive in our digital society through better access to technology, health and educational opportunities.

•                  We continued our partnership with the WE Charity to end cyberbullying and take action to promote safe and responsible online behaviour. For every Canadian who takes the TELUS Wise Digital Pledge, a nationwide initiative to help create a safer, friendlier world online, TELUS will contribute $1 to support #EndBullying programs in Canada. To date, we have provided more than $21 million in funding to WE and recently re-signed to continue for another five years.

Leveraging our broadband networks to drive TELUS’ growth

•                  In August 2018, we were ranked as having the fastest overall download speeds nationally for the second year in a row according to OpenSignal’s State of Mobile Networks: Canada (August 2018) report. Additionally, we were ranked first in LTE speeds in two key markets, Toronto and Montreal.

•                  According to PCMag’s Fastest Mobile Network Canada 2018 report released in September 2018, we were named as having the fastest mobile network nationally, for the second year in a row. We were also ranked as having the fastest network in certain markets across Canada including Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa, Montreal, Quebec, and Halifax. Additionally, Koodo was recognized as having the best wireless plan in Canada.

•                  The above-mentioned awards from OpenSignal and PCMag, in combination with the J.D. Power 2018 Canadian Wireless Network Quality Study award and Ookla’s Mobile Speedtest award reported in our second quarter 2018 MD&A, has earned us recognition for these four major network awards, for two or more consecutive years each.

•                  We announced an investment of $21 million to connect homes and businesses within Langley City, B.C. to our TELUS PureFibre™ network by the spring of 2019.

•                  We launched TELUS SmartHome Security and TELUS Secure Business available in B.C., Alberta and Saskatchewan. TELUS SmartHome Security provides security and automation technology for residential customers. TELUS Secure Business offers security solutions that help small businesses run safely and smoothly, through a suite of integrated smart automation, intrusion monitoring and video surveillance solutions.

•                  In October 2018, we launched our first low-power wide area network for the IoT (Internet of Things) — an LTE-M (LTE for machines) network. It will extend the reach of our 4G LTE network further for compatible devices, penetrate deeper into buildings and underground, and enable simpler and more cost-efficient connected solutions to run efficiently on battery power for years.

•                  To provide customers with an improved wireless calling experience, as of October, customers with a voice over LTE (VoLTE) enabled phone will be able to place and receive calls over the LTE network instead of the HSPA network while roaming in the U.S.

Fuelling our future through recurring efficiency gains

•                  We took steps to simplify our structure to drive better outcomes. This will allow us to leverage cross-country synergies by streamlining our workflows in order to stay ahead of increasing business complexities.

•                  We incurred incremental restructuring and other costs with the objective of improving our operating efficiency and effectiveness. Restructuring costs associated with the rationalization of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other costs for incremental external expense in connection with business acquisition or disposition activity, were recorded in Goods and services purchased.

Driving emerging opportunities in TELUS Health and TELUS International

•                  As noted in Section 1.3, we acquired Medisys Health Group Inc. with a view to growing the delivery of employee-centred workplace health and wellness services.

•                  In July 2018, along with Doctors of the World Canada, we announced the TELUS Health for Good program in Victoria, B.C. Doctors of the World, with community partners and voluntary health practitioners, will leverage the Mobile Health Clinic, powered by TELUS, to deliver primary healthcare to the city’s most vulnerable citizens. The TELUS Health for Good program is part of our larger Connecting for Good portfolio that includes Internet for Good, which provides low-cost high-speed Internet to low income families, and Mobility for Good, which provides fully subsidized smartphones and data plans to youth transitioning out of foster care. Furthermore, in September 2018, we announced a $5 million commitment to expand our TELUS Health for Good program nationally.

•                  In August 2018, we launched TELUS LivingWell Companion, medical alert devices that enable more independent senior living and provide peace of mind to caregivers with 24/7 access to a trained operator and fall detection support by calling emergency contacts and dispatching an ambulance where needed while relaying important health information on the senior’s behalf.

•                  In September 2018, TELUS Health announced a partnership with Babylon, a British digital healthcare provider, to better connect patients with medical solutions through a digital healthcare smartphone app. This service will complement existing healthcare services across the country by delivering more options to Canadians for accessing quality healthcare and communicating more efficiently with healthcare practitioners from anywhere, at any time.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2017 annual MD&A.

4.2 Operational resources

Wireless

Churn is defined in Section 11.2 of this MD&A. Our postpaid churn rate was 0.87% in the third quarter of 2018 and has now been below 1% for 20 of the past 21 quarters despite strong competitive and economic pressures. In the third quarter of 2018, we continued to deliver leading blended customer churn on a national basis. Our blended churn rate was 1.03% in the third quarter of 2018, which represented our lowest third quarter blended churn rate since we became a national carrier 18 years ago. This further speaks to the success of our differentiated customers first culture, our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, our retention programs and leading network quality.

Since mid-2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at September 30, 2018, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2017. Furthermore, we have continued to invest in the roll-out of our LTE advanced network, which covered approximately 92% of Canada’s population at September 30, 2018, up from more than 85% one year before.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above. Our home and business security lines of business integrate security and safety monitoring with smart devices.

As at September 30, 2018, our high-speed broadband footprint covered approximately 3.1 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 1.74 million households and businesses covered with fibre-optic cable (representing 56% of our total high-speed broadband footprint), which provides these premises with immediate access to our gigabit-capable fibre-optic technology. This is up from approximately 1.33 million households and businesses in the third quarter of 2017, representing approximately 44% of households and businesses in our high-speed broadband footprint covered by fibre-optic cable.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.) Through the course of fiscal 2018, we will monitor these measures excluding the effects of implementing IFRS 9 and IFRS 15. (See Section 8.2 Accounting policy developments in our 2017 annual MD&A.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. (See Section 7.5 Liquidity and capital resource measures). There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2017 annual MD&A.)

•                  On November 7, 2018, a fourth quarter dividend of $0.5450 per share was declared on our issued and outstanding Common Shares, payable on January 2, 2019, to shareholders on record at the close of business on December 11, 2018. The fourth quarter dividend for 2018 reflects a cumulative increase of $0.04 per share or 7.9% from the $0.5050 per share dividend paid in January 2018.

•                  During the three-month and nine-month periods ended September 30, 2018, our dividend reinvestment and share purchase plan trustee purchased from Treasury approximately 0.5 million dividend reinvestment Common Shares for $22 million and approximately 1.4 million dividend reinvestment Common Shares for $63 million, respectively, with no discount applicable.

Purchase Common Shares

•                  In August 2018, we received approval from the Toronto Stock Exchange (TSX) to amend our 2018 NCIB expiring on November 12, 2018, to permit TELUS Communications Inc., a direct wholly owned subsidiary of TELUS Corporation, to purchase Common Shares with an aggregate fair market value of up to $105 million for donation to the TELUS Friendly Future Foundation. TELUS and TELUS Communications Inc. will purchase Common Shares under the 2018 NCIB only when and if they consider it advisable. All other terms of the 2018 NCIB remain unchanged except that the maximum number of shares that can be purchased during the same trading day on the TSX is 238,480 shares (being 25% of the average daily trading volume for the six months ended July 31, 2018, which was equal to 953,922 shares), subject to certain exemptions for block purchases.

•                  In August and September 2018, TELUS Communications Inc. purchased approximately 2.1 million Common Shares in aggregate acquired in the market for $100 million, and donated on a timely basis shortly thereafter to the TELUS Friendly Future Foundation.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $769 million at September 30, 2018, all of which was denominated in U.S. dollars (US$594 million), compared to $1,140 million (US$908 million) at December 31, 2017, and $1,092 million (US$875 million) at September 30, 2017.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were $421 million ($414 million net of unamortized issue costs) at September 30, 2018, compared to $346 million ($339 million net of unamortized issue costs) at December 31, 2017, and $358 million ($353 million net of unamortized issue costs) at September 30, 2017. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at September 30, 2018, (December 31 and September 30, 2017 — $100 million).

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On November 8, 2018, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at September 30, 2018, the ratio was 2.54 times. Excluding the third quarter of 2018 equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, the ratio was 2.63 at September 30, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.60 times at September 30, 2018, outside of the objective range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre-optic network. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at September 30, 2018, the historical ratio was 77% and the adjusted historical ratio was 79%. Excluding the effects of implementing IFRS 9 and IFRS 15, the historical ratio of 82% and the adjusted historical ratio of 84% exceeded the objective range; however, we currently expect that we will be within our target guideline when considered on a prospective basis within the medium term. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at September 30, 2018, our unutilized liquidity on a consolidated basis was approximately $2.1 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

Disclosure controls and procedures

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to average billing per subscriber unit per month (ABPU) and average revenue per subscriber unit per month (ARPU) growth, wireless trends regarding loading and retention spending, high-speed Internet subscriber growth and various future trends. To support the transition to the new accounting standard, we believe ABPU provides management, investors and analysts with useful information to assess and evaluate our performance excluding the effects of implementing IFRS 15. ABPU represents the average monthly wireless network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract (see Section 11.2 Operating indicators). There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows. As we do not currently aggregate operating segments, our reportable segments as at September 30, 2018, are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

We applied IFRS 9 and IFRS 15, both with a transition date of January 1, 2018, with retrospective application. Refer to Section 8.2 Accounting policy developments in this MD&A and Note 2 of the interim consolidated financial statements for further information. In the following table, results for the 2016 period does not include the application of IFRS 9 or IFRS 15.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4
($ millions, except per share amounts)	Applying IFRS 9 and IFRS 15							Excluding IFRS 9 and IFRS 15
Operating revenues[1]	3,774	3,453	3,377	3,541	3,404	3,280	3,183	3,305
Operating expenses
Goods and services purchased[2]	1,685	1,491	1,408	1,635	1,522	1,423	1,324	1,574
Employee benefits expense[2]	740	711	700	683	638	649	624	962
Depreciation and amortization	572	559	550	564	547	526	532	533
Total operating expenses	2,997	2,761	2,658	2,882	2,707	2,598	2,480	3,069
Operating income	777	692	719	659	697	682	703	236
Financing costs before long-term debt prepayment premium	162	150	156	144	149	142	138	134
Long-term debt prepayment premium	34	—	—	—	—	—	—	—
Income before income taxes	581	542	563	515	548	540	565	102
Income taxes	134	145	151	161	142	144	143	15
Net income	447	397	412	354	406	396	422	87
Net income attributable to Common Shares	443	390	410	353	403	389	414	81
Net income per Common Share:
Basic earnings per share (EPS)	0.74	0.66	0.69	0.59	0.68	0.66	0.70	0.14
Adjusted basic EPS[3]	0.74	0.70	0.73	0.66	0.70	0.70	0.71	0.53
Diluted EPS	0.74	0.66	0.69	0.59	0.68	0.66	0.70	0.14
Dividends declared per Common Share	0.5250	0.5250	0.5050	0.5050	0.4925	0.4925	0.48	0.48
Additional information:
EBITDA[3]	1,349	1,251	1,269	1,223	1,244	1,208	1,235	769
Restructuring and other costs[3,4]	173	35	34	54	23	36	4	348
Non-recurring gains and equity income (non-recurring losses and equity losses) related to real estate joint ventures	171	—	—	(2)	—	3	—	7
MTS net recovery[5]	—	—	—	21	—	—	—	—
Adjusted EBITDA[3]	1,351	1,286	1,303	1,258	1,267	1,241	1,239	1,110
Cash provided by operating activities	1,066	1,206	838	979	1,133	1,126	709	732
Free cash flow[3]	303	329	443	274	215	260	217	(191)

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(3)         See Section 11.1 Non-GAAP and other financial measures.

(4)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(5)         Refer to our 2017 annual MD&A for definition.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base; and (ii) growth in wireline data services revenues, including customer care and business services (CCBS) contracting (formerly business process outsourcing), Internet and enhanced data, TELUS Health revenues and TELUS TV services. Increased CCBS contracting revenues, TELUS Health revenues, home security and business security revenues include revenues from business acquisitions. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Year-over-year wireless equipment revenues generally increased from greater postpaid gross additions and higher-value smartphones in the gross additions and retention mix. Operating revenues in the third quarter of 2018 includes equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased expense reflects increasing wireless and wireline customer service, roaming, and external labour expenses to support growth in our subscriber base; increased wireline TV costs of sales associated with a growing subscriber base; and higher equipment expenses associated with an increase in both postpaid gross additions and retention volumes, and increases in higher-value smartphones in the gross additions and retention mix. Goods and services purchased in the third quarter of 2018 includes a $118 million charitable donation (See Section 1.3 Consolidated highlights for additional details.)

The general trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees resulting from business acquisitions supporting CCBS contracting revenue growth, expansion of our TELUS Health offerings and growth in our home and business security lines of business. This was partly offset by moderating wages and salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees associated with cost efficiency and effectiveness programs.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced LTE network coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and our wireless technology, and our increased level of business acquisitions. Financing costs include a long-term debt prepayment premium of $34 million in the third quarter of 2018. Financing costs are net of capitalized interest, which was related to spectrum licences acquired during the wireless spectrum licence auctions. Capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of utilizing the purchased frequencies. Financing costs also includes Interest accretion on provisions and Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has been impacted by the same trends as Net income and has also been impacted by share purchases under our normal course issuer bid programs. See Financing and capital structure management plans within Section 4.3.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher year-over-year consolidated Adjusted EBITDA and a historical decrease in year-over-year income tax payments in 2017 and into the first quarter of 2018, consistent with our assumption described in Section 9.3 of our 2017 annual MD&A. This trend was reduced by increased interest payments arising from increases in debt outstanding and year-over-year increased fixed-term interest rates. The trend of year-over-year increases in free cash flow reflects the above factors affecting Cash provided by operating activities. Free cash flow was impacted by the increases in capital expenditures in 2017 as we connected more homes and businesses directly to fibre and by the end of the third quarter of 2018, had made TELUS PureFibre available to 56% of our broadband footprint. We estimate that we will have TELUS PureFibre available to approximately 60% of our broadband footprint by the end of 2018. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The following table provides a reconciliation of consolidated EBITDA results to consolidated results excluding the effects of implementing IFRS 15.

EBITDA — Reconciliation of consolidated IFRS 15 impacts

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	1,349	1,244	8.2%	3,869	3,687	4.9%
Effects of contract asset, acquisition and fulfilment	(56)	(47)	19.1%	(34)	(35)	(2.9)%
EBITDA — excluding IFRS 15 impacts	1,293	1,197	8.0%	3,835	3,652	5.0%
Add back restructuring and other costs — excluding IFRS 15 impacts[1]	173	36	n/m	246	79	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[2]	(171)	—	n/m	(171)	(3)	n/m
Adjusted EBITDA[3] — excluding IFRS 15 impacts	1,295	1,233	5.0%	3,910	3,728	4.9%

(1)         Includes a donation to the TELUS Friendly Future Foundation of $118 million recorded in other costs in the third quarter of 2018.

(2)         Includes equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(3)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Service	3,029	2,879	5.2%	8,868	8,451	4.9%
Equipment	562	513	9.6%	1,514	1,377	9.9%
Revenues arising from contracts with customers	3,591	3,392	5.9%	10,382	9,828	5.6%
Other operating income	183	12	n/m	222	39	n/m
Operating revenues	3,774	3,404	10.9%	10,604	9,867	7.5%

Consolidated operating revenues increased by $370 million in the third quarter of 2018 and $737 million in the first nine months of 2018.

•                  Service revenues increased by $150 million in the third quarter of 2018 and $417 million in the first nine months of 2018, reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue increases reflect a growing wireless subscriber base. The increase in wireline service revenue reflects increased CCBS contracting revenue growth including the growth in business volumes from recent business acquisitions, as well as increases in Internet and enhanced data service, TELUS Health revenues, TELUS TV revenue and revenues from our home and business security lines of business. Internet and TV revenues increased due to higher Internet revenue per customer, as well as subscriber growth.

•                  Equipment revenues increased by $49 million in the third quarter of 2018 and $137 million in the first nine months of 2018, primarily due to increased wireless revenue mainly from increases in postpaid gross additions as well as higher-value smartphones in the gross additions and retention mix. Excluding the effects of implementing IFRS 15, equipment revenues would have increased by $18 million or 9.9% in the third quarter of 2018, and $55 million or 10.8% in the first nine months of 2018. See Note 2(c) of the interim consolidated financial statements.

•                  Other operating income increased by $171 million in the third quarter of 2018 and $183 million in the first nine months of 2018, primarily due to equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million as noted in Section 1.3. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Other operating income was flat in the third quarter of 2018 and increased by $12 million in the first nine months of 2018. The increase in the first nine months of 2018 was primarily due to higher net gains from sales of certain assets, as well as property, plant and equipment.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	1,685	1,522	10.7%	4,584	4,269	7.4%
Employee benefits expense	740	638	16.0%	2,151	1,911	12.6%
Depreciation	419	410	2.2%	1,241	1,203	3.2%
Amortization of intangible assets	153	137	11.7%	440	402	9.5%
Operating expenses	2,997	2,707	10.7%	8,416	7,785	8.1%

Consolidated operating expenses increased by $290 million in the third quarter of 2018 and $631 million in the first nine months of 2018.

•                  Goods and services purchased increased by $163 million in the third quarter of 2018 and $315 million in the first nine months of 2018, primarily due to the $118 million donation to the TELUS Friendly Future Foundation as noted in Section 1.3. Excluding the effect of the donation, Goods and services purchased increased by $45 million in the third quarter of 2018 and $197 million in the first nine months of 2018, largely due to increases in wireline external labour, employee-related and other costs associated with business acquisitions, higher wireline product costs associated with equipment sales, costs associated with higher wireless gross loading, higher handset costs, increased roaming and other costs.

•                  Employee benefits expense increased by $102 million in the third quarter of 2018 and $240 million in the first nine months of 2018, due to higher compensation and benefits from an increase in the number of employees from business acquisitions, as well as higher employee-related restructuring and other costs driven by efficiency initiatives in the quarter. This was partly offset by lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding business acquisitions, and higher capitalized labour costs.

•                  Depreciation increased by $9 million in the third quarter of 2018 and $38 million in the first nine months of 2018 due to increased expenditures associated with capital assets over the last 12 months, including those arising from our fibre investment and business acquisitions.

•                  Amortization of intangible assets increased by $16 million in the third quarter of 2018 and $38 million in the first nine months of 2018, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Adjusted EBITDA

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless Adjusted EBITDA (See Section 5.4)	912	853	6.8%	2,609	2,474	5.4%
Wireline Adjusted EBITDA (See Section 5.5)	439	414	5.7%	1,331	1,273	4.5%
Adjusted EBITDA	1,351	1,267	6.4%	3,940	3,747	5.1%

Adjusted EBITDA increased by $84 million or 6.4% in the third quarter of 2018 and $193 million or 5.1% in the first nine months of 2018. These increases reflect improved wireless equipment margins and wireless network revenue growth driven by a growing customer base, in addition to growth in wireline data service margins. These factors were partly offset by increased costs associated with a growing wireless customer base and declines in wireline legacy voice services.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless EBITDA (See Section 5.4)	921	842	9.3%	2,601	2,439	6.6%
Wireline EBITDA (See Section 5.5)	428	402	6.1%	1,268	1,248	1.5%
EBITDA	1,349	1,244	8.2%	3,869	3,687	4.9%
Depreciation and amortization (discussed above)	(572)	(547)	4.6%	(1,681)	(1,605)	4.7%
Operating income	777	697	11.5%	2,188	2,082	5.1%

Operating income increased by $80 million in the third quarter of 2018 and $106 million in the first nine months of 2018, while EBITDA increased by $105 million in the third quarter of 2018 and $182 million in the first nine months of 2018. These increases reflect improved wireless equipment margins and wireless network revenue growth driven by a growing customer base, in addition to growth in wireline data service margins. These factors were partly offset by increased costs associated with a growing wireless customer base, declines in wireline legacy voice services and higher wireline restructuring and other costs from efficiency initiatives.

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Interest expense, before long-term debt prepayment premium	162	144	12.5%	468	430	8.8%
Long-term debt prepayment premium	34	—	n/m	34	—	n/m
Employee defined benefit plans net interest	4	1	n/m	11	4	n/m
Foreign exchange (gains) losses	(2)	5	n/m	(4)	(3)	33.3%
Interest income	(2)	(1)	100.0%	(7)	(2)	n/m
Financing costs	196	149	31.5%	502	429	17.0%

Financing costs increased by $47 million in the third quarter of 2018 and $73 million in the first nine months of 2018, mainly due to the following factors:

•                  Interest expense, before long-term debt prepayment premium increased by $18 million in the third quarter of 2018 and $38 million in the first nine months of 2018, primarily due to the following:

•                  Interest on long-term debt increased by $11 million in the third quarter of 2018 and $28 million in the first nine months of 2018, resulting from an increase in average long-term debt balances outstanding, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and finance leases) was 4.18% at September 30, 2018, as compared to 4.16% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Interest accretion on provisions increased by $4 million in the third quarter of 2018 and $8 million in the first nine months of 2018, attributed to written put options in respect of business acquisitions.

•                  We recorded a long-term debt prepayment premium of $34 million before income taxes related to the early redemption of all our $1.0 billion 5.05%, series CG Notes due December 4, 2019. There was no comparable activity in 2017.

•                  Employee defined benefit plans net interest increased by $3 million in the third quarter of 2018 and $7 million in the first nine months of 2018, primarily due to the increase in the defined benefit plan deficit at December 31, 2017, to $334 million, up from $79 million one year earlier, partly offset by a decrease in the discount rate.

•                  Foreign exchange (gains) losses have primarily fluctuated as a result of relevant movement of the Canadian dollar relative to the U.S. dollar.

•                  Interest income was relatively flat in the third quarter of 2018 and increased by $5 million in the first nine months of 2018.

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change
($ millions, except tax rates)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Income tax computed at applicable statutory rates	157	145	8.3%		456	440	3.6%
Adjustments recognized in the current period for income taxes of prior periods	(4)	(2)	100.0%		(4)	(3)	33.3%
Other	(19)	(1)	n/m		(22)	(8)	n/m
Income taxes	134	142	(5.6)%		430	429	0.2%
Income taxes computed at applicable statutory rates (%)	27.0	26.5	0.5	pts.	27.1	26.7	0.4	pts.
Effective tax rate (%)	23.1	25.9	(2.8	)pts.	25.5	26.0	(0.5	)pts.

Total income tax expense decreased slightly in the third quarter of 2018 and was relatively flat in the first nine months of 2018.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	447	406	10.1%	1,256	1,224	2.6%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	9	7	28.6%	(41)	20	n/m
Items never subsequently reclassified to income	(10)	(25)	(60.0)%	52	61	(14.8)%
Comprehensive income	446	388	14.9%	1,267	1,305	(2.9)%

Comprehensive income increased by $58 million in the third quarter of 2018, primarily from increases in Net income, partly offset by changes in the unrealized fair value of derivatives designated as cash flow hedges. Comprehensive income decreased by $38 million in the first nine months of 2018, primarily from increases in Net income, offset by changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustment and employee defined benefit plans re-measurement amounts. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the gross additions and retention mix. There has been a general year-over-year increase in equipment revenues from greater postpaid gross additions and higher-value smartphones in the gross additions and retention mix. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

Wireless ABPU growth has been moderating primarily due to two offsetting factors: (i) an emphasis on marketing and increased mix of higher-rate plans, such as data share plans, in addition to more higher-value smartphones in the gross additions and retention mix and an increased proportion of higher-value postpaid customers in the subscriber mix in 2018; offset by (ii) competitive pressures driving larger allotments of data, as well as rate plans encompassing data sharing and international roaming features, consumer behavioural response to increased frequency of customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots. The level of ABPU reflects continued consumer and business demand for our high-quality wireless service experience, offset by competitive pressures, including promotional activity and resulting reactions to those pressures and promotions. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ABPU, and as a consequence, there cannot be assurance that ABPU growth will continue to materialize.

The trend of our comparatively low postpaid churn rates reflects our customers first efforts, our retention programs and our focus on building and maintaining our high-quality network. We may experience pressure on our postpaid churn rate if the level of competitive intensity increases, in part due to increased promotional activity, if there is an increase in customers on expired contracts, if there is an increase in customers bringing their own devices and therefore not entering into new contracts, or due to regulatory changes (such as the CRTC decision to require pro-rated refunds). Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

The effects of implementation of IFRS 15 are most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract is largely unaffected by the new standard, the effect of IFRS 15 implementation generally accelerates the recognition of contract revenue relative to the associated cash inflows. While the underlying transaction economics do not differ, during periods of sustained growth in the number of wireless subscriber contract additions (assuming comparable contract-lifetime per unit cash inflows), revenues under IFRS 15 would appear to be greater than would have been the case prior to IFRS 15. With respect to costs, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract is unaffected by the new standard, but the timing of recognition is. The new standard results in our costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the previous practice (immediate expensing of such costs). We will be implementing IFRS 16 on January 1, 2019, the effects of which will be more pronounced in our wireless results due to the relative prevalence of lease-in activity in the wireless business (see Section 8.2 Accounting policy developments for additional details.)

Wireless operating indicators

As at September 30	2018	2017	Change
Subscribers[1] (000s):
Postpaid	8,222	7,868	4.5%
Prepaid	930	956	(2.7)%
Total	9,152	8,824	3.7%
Postpaid proportion of subscriber base (%)	89.8	89.2	0.6	pts.
HSPA+ population coverage[2] (millions)	37.0	36.7	0.8%
LTE population coverage[2] (millions)	36.9	36.6	0.8%

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change
	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Subscriber gross additions[1] (000s):
Postpaid	302	306	(1.3)%		824	793	3.9%
Prepaid	125	93	34.4%		273	243	12.3%
Total	427	399	7.0%		1,097	1,036	5.9%
Subscriber net additions[1] (000s):
Postpaid	109	115	(5.2)%		244	258	(5.4)%
Prepaid	36	9	n/m		(3)	(60)	95.0%
Total	145	124	16.9%		241	198	21.7%
ABPU, per month[1,3] ($)	68.64	68.67	—%		67.47	67.04	0.6%
ARPU, per month[1,3] ($)	57.28	57.97	(1.2)%		56.34	56.69	(0.6)%
Churn, per month[1,2] (%)
Blended	1.03	1.05	(0.02	)pts.	1.06	1.07	(0.01	)pts.
Postpaid	0.87	0.86	0.01	pts.	0.88	0.86	0.02	pts.

(1)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ABPU, ARPU and churn) were adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Network revenue	1,547	1,513	2.2%	4,516	4,385	3.0%
Equipment and other service revenues	512	462	10.8%	1,347	1,225	10.0%
Revenues arising from contracts with customers	2,059	1,975	4.3%	5,863	5,610	4.5%
Other operating income[1]	90	5	n/m	105	5	n/m
External operating revenues	2,149	1,980	8.5%	5,968	5,615	6.3%
Intersegment revenues	12	11	9.1%	35	33	6.1%
Wireless operating revenues	2,161	1,991	8.5%	6,003	5,648	6.3%

(1)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in third quarter of 2018.

Total wireless operating revenues increased by $170 million in the third quarter of 2018 and $355 million in the first nine months of 2018.

Network revenue from external customers increased by $34 million in the third quarter of 2018 or 2.2% and $131 million in the first nine months of 2018 or 3.0%, reflecting: (i) growth in the subscriber base; and (ii) a larger proportion of customers selecting higher rate plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices. Monthly ABPU was $68.64 in the third quarter of 2018 and $67.47 in the first nine months of 2018, reflecting a relatively flat change for the quarter and an increase of $0.43 or 0.6% for the nine-month period. The relatively flat change in the third quarter of 2018 reflects declines in chargeable data usage and competitive pressures on base rate plan pricing in addition to the lapping of two-year Premium Plus contracts first introduced in June 2016 offsetting growth from customers selecting plans with larger data buckets and more higher-value smartphones in the gross additions and retention mix. The increase in the first nine months of 2018 reflects a higher proportion of higher-value postpaid and smartphone customers in the subscriber mix and more higher-value smartphones in the gross additions and retention mix. Monthly ARPU was $57.28 in the third quarter of 2018 and $56.34 in the first nine months of 2018, reflecting decreases of $0.69 or 1.2% for the quarter and $0.35 or 0.6% for the nine-month period, from the declines in chargeable data usage and competitive pressures mentioned above.

•                  Gross subscriber additions were 427,000 in the third quarter of 2018 and 1,097,000 for the first nine months of 2018, reflecting increases of 28,000 for the quarter and 61,000 for the nine-month period. Postpaid gross additions decreased by 4,000 for the quarter due to competitive intensity and increased by 31,000 for the first nine months due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, as well as demographic shifts as the Canadian population grows, partly offset by competitive intensity. Prepaid gross activations increased by 32,000 for the quarter mainly from successful promotions, and increased by 30,000 for the first nine months.

•                  Our postpaid churn rate was 0.87% in the third quarter of 2018 and 0.88% in the first nine months of 2018, as compared to 0.86% in both of the comparative periods of 2017. The comparatively low postpaid churn rate during 2018 reflects our focus on executing customers first initiatives and retention programs and our leading network quality, partly offset by incremental deactivations from competitive intensity. Our blended churn rate was 1.03% in the third quarter of 2018 and 1.06% in the first nine months of 2018, as compared to 1.05% and 1.07%, respectively, in the comparable periods of 2017. The improvement in our blended churn rate in the third quarter of 2018 and the first nine months of 2018 reflects improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 109,000 in the third quarter of 2018 and 244,000 in the first nine months of 2018, compared to 115,000 and 258,000, respectively, in the comparable periods of 2017. The decline is attributed to the factors affecting our postpaid churn rate and postpaid gross additions as described above. Our prepaid subscriber base increased by 36,000 in the third quarter of 2018 due to successful promotions and lower churn, as compared to an increase of 9,000 in the third quarter of 2017. In the first nine months of 2018, our prepaid subscriber base decreased by 3,000, as compared to a decrease of 60,000 in the comparable period of 2017. Total net subscriber additions were 145,000 in the third quarter of 2018 and 241,000 in the first nine months of 2018, reflecting year-over-year improvements of 21,000 for the quarter and 43,000 for the first nine months of 2017.

Equipment and other service revenues increased by $50 million in the third quarter of 2018 and $122 million in the first nine months of 2018, due to more higher-valued smartphones in the gross additions and retention mix, partly offset by lower new postpaid contracts. With the implementation of IFRS 15, equipment revenues are allocated a much larger portion of bundle revenues, particularly for our wireless segment, as, in contrast to the accounting principles that were superseded, IFRS 15 does not constrain the measurement of equipment revenue in bundled arrangements to amounts that are received at the time of activation of handsets. The measurement of equipment revenue and service revenue is determined by allocating the minimum transaction price (the “minimum spend” amount required in a contract with a customer) based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price. For clarity, the application of IFRS 15 does not affect our cash flows from operations or the underlying economics of our relationships with customers. See Note 2(a), (c) of the interim consolidated financial statements.

Other operating income increased by $85 million in the third quarter of 2018 and $100 million in the first nine months of 2018, mainly due to equity income related to real estate joint ventures arising from the sale of TELUS Garden, as noted in Section 1.3, of which 50% of the total of $171 million was allocated to each of the wireless and wireline segments. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Other operating income was flat in the third quarter of 2018 and increased by $15 million in the first nine months of 2018 due to higher net gains from the sale of property, plant and equipment.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased:
Equipment sales expenses	483	478	1.0%	1,324	1,252	5.8%
Network operating expenses	217	215	0.9%	624	612	2.0%
Marketing expenses	103	96	7.3%	285	272	4.8%
Other[1,2]	261	203	28.6%	653	592	10.3%
Employee benefits expense[1]	176	157	12.1%	516	481	7.3%
Wireless operating expenses	1,240	1,149	7.9%	3,402	3,209	6.0%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

Wireless operating expenses increased by $91 million in the third quarter of 2018 and $193 million in the first nine months of 2018.

Equipment sales expenses increased by $5 million in the third quarter of 2018 and $72 million in the first nine months of 2018, reflecting an increase in higher-value smartphones in the gross additions and retention mix and increasing handset costs, partly offset by lower new postpaid contracts.

Network operating expenses increased by $2 million in the third quarter of 2018 and $12 million in the first nine months of 2018, mainly due to increased roaming expenses.

Marketing expenses increased by $7 million in the third quarter of 2018 and $13 million in the first nine months of 2018, primarily due to higher commissions and higher advertising spend.

Other goods and services purchased increased by $58 million in the third quarter of 2018 and $61 million in the first nine months of 2018, mainly due to a donation to the TELUS Friendly Future Foundation, as noted in Section 1.3, of which 50% of the total of $118 million was allocated to each of the wireless and wireline segments. Excluding the effect of the donation, Other goods and services purchased was relatively flat for both the third quarter of 2018 and the first nine months of 2018.

Employee benefits expense increased by $19 million in the third quarter of 2018 and $35 million in the first nine months of 2018, primarily due to higher labour-related restructuring costs from efficiency initiatives, partly offset by lower FTEs.

EBITDA — Wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change
($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	921	842	9.3%		2,601	2,439	6.6%
Add back restructuring and other costs included in EBITDA[1]	76	11	n/m		93	36	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[2]	(85)	—	n/m		(85)	(1)	n/m
Adjusted EBITDA[3]	912	853	6.8%		2,609	2,474	5.4%
EBITDA margin (%)	42.6	42.3	0.3	pts.	43.3	43.2	0.1	pts.
Adjusted EBITDA margin[4] (%)	43.9	42.8	1.1	pts.	44.1	43.8	0.3	pts.

(1)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(2)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(3)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(4)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

Wireless EBITDA increased by $79 million or 9.3% in the third quarter of 2018 and $162 million or 6.6% in the first nine months of 2018. Wireless Adjusted EBITDA increased by $59 million or 6.8% in the third quarter of 2018 and $135 million or 5.4% in the first nine months of 2018, reflecting improved equipment margins and network revenue growth driven by a larger customer base, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses.

The following table provides a reconciliation of wireless EBITDA results to wireless results excluding the effects of implementing IFRS 15.

EBITDA — Wireless segment — Reconciliation of IFRS 15 impacts

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	921	842	9.3%	2,601	2,439	6.6%
Effects of contract asset, acquisition and fulfilment	(46)	(53)	(13.2)%	(22)	(47)	(53.2)%
EBITDA — excluding IFRS 15 impacts	875	789	10.9%	2,579	2,392	7.8%
Add back restructuring and other costs — excluding IFRS 15 impacts[1]	76	24	n/m	97	52	86.5%
Deduct non-recurring gains and equity income related to real estate joint ventures[2]	(85)	—	n/m	(85)	(1)	n/m
Adjusted EBITDA[3] — excluding IFRS 15 impacts	866	813	6.5%	2,591	2,443	6.1%

(1)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(2)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(3)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

For the third quarter of 2018, Adjusted EBITDA growth including the effects of IFRS 15 was slightly higher than that without. The impact to equipment margin from the third quarter’s favourable mix of higher-valued smartphones in the gross additions and retention mix more than offset the impact of lower new postpaid contracts. Lower retention costs would be associated with lower retention volumes, and without IFRS 15, lower retention costs per subscriber unit would have a more favourable impact on EBITDA. Under IFRS 15, lower retention volumes would have a more muted impact on EBITDA. We believe that with the implementation of IFRS 15, the free cash flow metric should be closely monitored, as the current EBITDA result may not reflect the underlying cash economics under the new accounting standard in periods related to high promotional activity. Although an entity’s EBITDA results may look favourable in periods of strong loading, the cash costs of that loading (cost of acquisition and retention spend) need to be identified so as to determine what the trade-off was between current equipment revenue and future network revenue (and related ARPU).

5.5 Wireline segment

Wireline trends

The trend over the last eight quarters of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, CCBS contracting services, TELUS TV revenues, TELUS Health revenues, home and business security revenues, and is partly offset by declining wireline voice revenues and equipment revenues and inherently lower margins within some of our newer business products and services offerings. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. We expect growth rates of CCBS contracting revenues to increase from business acquisition growth and recovery of organic growth. The general trend of increasing TELUS Health revenues has been driven by organic growth and through business acquisitions. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and historical intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from changing consumer habits, the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services and has been partly mitigated by the success of our bundled service offerings.

Wireline operating indicators

At September 30 (000s)	2018	2017	Change
Subscriber connections:
High-speed Internet subscribers	1,830	1,722	6.3%
TELUS TV subscribers[1]	1,069	1,084	(1.4)%
Residential NALs	1,260	1,312	(4.0)%
Total wireline subscriber connections[1]	4,159	4,118	1.0%

	Third quarters ended September 30			Nine-month periods ended September 30
(000s)	2018	2017	Change	2018	2017	Change
Subscriber connection net additions (losses):
High-speed Internet	36	19	89.5%	87	60	45.0%
TELUS TV	18	9	n/m	39	21	85.7%
Residential NALs	(12)	(20)	40.0%	(38)	(62)	38.7%
Total wireline subscriber connection net additions	42	8	n/m	88	19	n/m

(1)         Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

Operating revenues — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Data services	1,168	1,019	14.6%	3,388	3,012	12.5%
Voice services	267	302	(11.6)%	825	926	(10.9)%
Other services and equipment	97	96	1.0%	306	280	9.3%
Revenues arising from contracts with customers	1,532	1,417	8.1%	4,519	4,218	7.1%
Other operating income[1]	93	7	n/m	117	34	n/m
External operating revenues	1,625	1,424	14.1%	4,636	4,252	9.0%
Intersegment revenues	52	51	2.0%	154	155	(0.6)%
Wireline operating revenues	1,677	1,475	13.7%	4,790	4,407	8.7%

(1)         Includes equity income related to real estate joint ventures allocated to the wireline segment of $86 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in third quarter of 2018.

Total wireline operating revenues increased by $202 million in the third quarter of 2018 and $383 million in the first nine months of 2018.

•                  Data services revenues increased by $149 million in the third quarter of 2018 and $376 million in the first nine months of 2018. The increase was primarily due to: (i) growth in CCBS contracting revenues, primarily due to growth in business volumes from business acquisitions; (ii) increased Internet and enhanced data service revenues resulting from higher revenue per customer from upgrades to faster Internet speeds, larger data usage Internet rate plans and certain rate changes, as well as a 6.3% increase in our high-speed Internet subscribers over the last 12 months; (iii) increased TELUS Health revenues driven by growth from business acquisitions; (iv) revenues from our home and business security lines of business; and (v) increased TELUS TV revenues resulting from a 4.9% subscriber growth over the last 12 months, excluding the Satellite TV subscriber adjustment. This growth was partly offset by the ongoing decline in legacy data services.

•                  Voice services revenues decreased by $35 million in the third quarter of 2018 and $101 million in the first nine months of 2018. The decrease reflects the ongoing decline in legacy revenues from technological substitution, greater use of inclusive long distance plans and price plan changes. We experienced a 4.0% decline in residential NALs in the 12-month period ended September 30, 2018, as compared to a 6.0% decline in residential NALs in the 12-month period ended September 30, 2017.

•                  Other services and equipment revenues was relatively flat in the third quarter of 2018 and increased by $26 million in the first nine months of 2018, mainly due to higher data and voice equipment sales.

•                  Wireline subscriber connection net additions were 42,000 in the third quarter of 2018 and 88,000 in the first nine months of 2018, reflecting increases of 34,000 and 69,000, respectively, compared to the net additions in the same periods of 2017.

•                  Net additions of high-speed Internet subscribers were 36,000 in the third quarter of 2018 and 87,000 in the first nine months, reflecting increases of 17,000 for the quarter and 27,000 for the nine-month period, compared to the net additions in the respective periods in 2017. This was due to increased customer demand for our high-speed broadband services, including fibre to the premises, as well as improved churn reflecting our focus on executing customers first initiatives and retention programs. Our continued focus on connecting more homes and businesses directly to fibre (as we have made TELUS PureFibre available to 56% of our broadband footprint at the end of the third quarter of 2018), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together contributed to combined Internet and TV subscriber growth of 93,000 over the last 12 months.

•                  Net additions of TELUS TV subscribers were 18,000 in the third quarter of 2018 and 39,000 in the first nine months of 2018, reflecting increases of 9,000 for the quarter and 18,000 for the nine-month period compared to the net additions in the respective periods in 2017. The increases reflect a lower customer churn rate from stronger retention efforts and higher gross additions from our diverse product offerings.

•                  Residential NAL losses were 12,000 in the third quarter of 2018 and 38,000 in the first nine months of 2018, as compared to NAL losses of 20,000 and 62,000, respectively, in the same periods in 2017. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, partially mitigated by the success of our stronger retention efforts.

Other operating income increased by $86 million in the third quarter of 2018 and $83 million in the first nine months of 2018, mainly due to equity income related to real estate joint ventures arising from the sale of TELUS Garden, as noted in Section 1.3, of which 50% of the total of $171 million was allocated to each of the wireless and wireline segments. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Other operating income was flat in the third quarter of 2018 and decreased by $3 million in the first nine months of 2018, due to the non-recurrence of 2017 gains on the sale of investments and a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenues represent services including CCBS provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased[1,2]	685	592	15.7%	1,887	1,729	9.1%
Employee benefits expense[1]	564	481	17.3%	1,635	1,430	14.3%
Wireline operating expenses	1,249	1,073	16.4%	3,522	3,159	11.5%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

Total wireline operating expenses increased by $176 million in the third quarter of 2018 and $363 million in the first nine months of 2018.

Goods and services purchased increased by $93 million in the third quarter of 2018 and $158 million in the first nine months of 2018, primarily due to a donation to the TELUS Friendly Future Foundation, as noted in Section 1.3, of which 50% of the total of $118 million was allocated to each of the wireless and wireline segments. Excluding the effect of the donation, Goods and services purchased increased by $34 million in the third quarter of 2018 and $99 million in the first nine months of 2018, mainly due to higher product costs associated with equipment sales and TELUS Health services, as well as higher TV content costs mainly driven by our growing TV subscriber base (excluding the Satellite TV subscriber adjustment) and increases in external labour, employee-related and other costs associated with business acquisitions.

Employee benefits expense increased by $83 million in the third quarter of 2018 and $205 million in the first nine months of 2018, mainly due to increases in compensation and benefits from an increase in the number of employees from business acquisitions, and higher labour-related restructuring costs from efficiency initiatives in the quarter. These increases were partly offset by a decrease in the number of domestic FTEs, excluding business acquisitions, and higher capitalized labour costs, including contract acquisition and fulfilment costs.

EBITDA — Wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change
($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	428	402	6.1%		1,268	1,248	1.5%
Add back restructuring and other costs included in EBITDA[1]	97	12	n/m		149	27	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[2]	(86)	—	n/m		(86)	(2)	n/m
Adjusted EBITDA[3]	439	414	5.7%		1,331	1,273	4.5%
EBITDA margin (%)	25.6	27.4	(1.8	)pts.	26.5	28.4	(1.9	)pts.
Adjusted EBITDA margin[4] (%)	27.6	28.2	(0.6	)pts.	28.3	28.9	(0.6	)pts.

(1)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(2)         Includes equity income related to real estate joint ventures allocated to the wireline segment of $86 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(3)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(4)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

Wireline EBITDA increased by $26 million or 6.1% in the third quarter of 2018 and $20 million or 1.5% in the first nine months of 2018. Wireline Adjusted EBITDA increased by $25 million or 5.7% in the third quarter of 2018 and $58 million or 4.5% in the first nine months of 2018 due to growth in Internet and TELUS Health margins, as well as an increased contribution from our CCBS contracting business, arising primarily from business acquisitions, and an increase in other services and equipment revenue, partly offset by the continued declines in legacy voice services.

The following table provides a reconciliation of wireline EBITDA results to wireline results excluding the effects of implementing IFRS 15.

EBITDA — Wireline segment — Reconciliation of IFRS 15 impacts

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	428	402	6.1%	1,268	1,248	1.5%
Effects of contract asset, acquisition and fulfilment	(10)	6	n/m	(12)	12	n/m
EBITDA — excluding IFRS 15 impacts	418	408	2.5%	1,256	1,260	(0.3)%
Add back restructuring and other costs — excluding IFRS 15 impacts[1]	97	12	n/m	149	27	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[2]	(86)	—	n/m	(86)	(2)	n/m
Adjusted EBITDA[3] — excluding IFRS 15 impacts	429	420	2.1%	1,319	1,285	2.6%

(1)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(2)         Includes equity income related to real estate joint ventures allocated to the wireline of $86 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(3)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

The effects of contract asset, acquisition and fulfilment are typically less pronounced in our wireline segment as there is a higher proportion of customers with hardware we own compared to our wireless segment, which has a higher proportion of customers with customer-owned hardware. Additionally, given the differentiated nature of our products and services within our operating segments, there is a lower proportion of wireline segment revenue earned under contract compared to our wireless segment. In the quarter, EBITDA growth including the effects of IFRS 15 was greater than that without as we lapped the impacts of richer rate plan discounts from prior years, while current market offers accrue more revenue to the current period. There are some small deferral of costs related to fulfilment of certain large contracts required under IFRS 15. The effects of contract asset, acquisition and fulfilment will vary with the composition of customer deliverables and composition of promotional activities.

6.              Changes in financial position

	Sept. 30	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Current assets
Cash and temporary investments, net	433	509	(76)	(14.9)%	See Section 7 Liquidity and capital resources
Accounts receivable	1,651	1,614	37	2.3%	An increase in sales, partly offset by a decrease in roaming revenue accruals, as well as receipt of vendor credits and a 2017 refund for MTS subscribers not migrated to TELUS
Income and other taxes receivable	6	96	(90)	(93.8)%	A decrease due to refunds received as well as timing of income tax expense compared to the required payment of instalments
Inventories	338	380	(42)	(11.1)%	A decrease in wireless handset inventory due to lower volume of handsets and a lower cost mix of smartphones
Contract assets	785	757	28	3.7%	The accumulated effect of contract assets being amortized over the life of the customer contract is less than the effect of net new customer contracts acquired in the period
Prepaid expenses	619	493	126	25.6%	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless spectrum license fees, net of amortization
Current derivative assets	21	18	3	16.7%	An increase in the nominal amounts of U.S. currency hedging items.
Current liabilities
Short-term borrowings	112	100	12	12.0%	TELUS International (Cda) Inc. short-term borrowings to fund working capital growth. Also see Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,493	2,460	33	1.3%

An increase in the accrual for share-based compensation and network-related accruals partly offset by a decrease in payables associated with lower capital expenditures. See Note 23 of the interim consolidated financial statements

Income and other taxes payable	200	34	166	n/m	Reorganization of our legal structure in the third quarter of 2017 which impacted the timing of cash income tax payments
Dividends payable	313	299	14	4.7%	Effects of an increase in the dividend rate, as well as an increase in the number of shares outstanding
Advance billings and customer deposits	615	632	(17)	(2.7)%

A decrease in advance billings due to a decrease in the average unit costs resulting from a lower-cost mix of smartphones at retailer locations. See Note 24 of the interim consolidated financial statements

Provisions	122	78	44	56.4%	New restructuring provisions exceeded payments of restructuring disbursements. See Note 25 of the interim consolidated financial statements
Current maturities of long-term debt	787	1,404	(617)	(43.9)%	A decrease in outstanding commercial paper, maturation of $250 of our 1.50% Notes, Series CS in March 2018, and the early redemption of $1,000 of our 5.05% Notes, Series CG in August 2018
Current derivative liabilities	8	33	(25)	(75.8)%	A decrease in the nominal amounts of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(797)	(1,173)	376	(32.1)%	TELUS normally has a negative working capital position. See Financing and capital structure management plans within Section 4.3 and the Liquidity risk discussion within Section 7.9.

	Sept. 30	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Non-current assets
Property, plant and equipment, net	11,935	11,368	567	5.0%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,886	10,658	228	2.1%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,713	4,236	477	11.3%	Acquisitions including Xavient Information Systems, Medisys Health Group Inc., and home and business security companies
Contract assets	384	396	(12)	(3.0)%	The accumulated effect of contract assets being amortized over the life of the customer contract exceeded the effect of net new customer contracts acquired in the period
Other long-term assets	613	528	85	16.1%

An increase in pension and post-retirement assets resulting from the actual return being more than the financial assumptions, an increase in real estate joint venture advances, and a net increase in investments.

Non-current liabilities
Provisions	720	511	209	40.9%	Increase due to written put options in connection with a business acquisition in respect of non-controlling interests. See Note 25 of the interim consolidated financial statements
Long-term debt	13,096	12,256	840	6.9%	See Section 7.4 Cash used by financing activities
Other long-term liabilities	934	847	87	10.3%	An increase in the accrual for share-based compensation. See Note 27 of the interim consolidated financial statements
Deferred income taxes	2,980	2,941	39	1.3%	Increase in temporary differences between the accounting and tax basis of assets and liabilities including cash flow hedges and pension plan liabilities.
Owners’ equity
Common equity	9,924	9,416	508	5.4%

Net income of $1,243, issue of shares in business combinations of $98, dividends reinvested and optional cash payments of $64, other comprehensive income of $16, changes in ownership interests of subsidiary of $14, and dividend declarations of $927. See Section 7.4 Cash used by financing activities

Non-controlling interests	80	42	38	90.5%	Includes Net income of $13 and changes in ownership interests of subsidiary of $30, net of other comprehensive loss of $5.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash provided by operating activities	1,066	1,133	(67)	3,110	2,968	142
Cash used by investing activities	(621)	(866)	245	(2,348)	(2,909)	561
Cash used by financing activities	(695)	(150)	(545)	(838)	(3)	(835)
Increase (decrease) in Cash and temporary investments, net	(250)	117	(367)	(76)	56	(132)
Cash and temporary investments, net, beginning of period	683	371	312	509	432	77
Cash and temporary investments, net, end of period	433	488	(55)	433	488	(55)

7.2 Cash provided by operating activities

Cash provided by operating activities

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA (see Section 5.4 and Section 5.5)	1,349	1,244	105	3,869	3,687	182
Restructuring and other costs, net of disbursements and Shares settled from Treasury	142	(18)	160	145	(64)	209
Employee defined benefit plans expense, net of employer contributions	15	3	12	29	9	20
Share-based compensation expense, net of payments	34	22	12	87	61	26
Interest paid, net of interest received	(196)	(145)	(51)	(471)	(411)	(60)
Income taxes paid, net of recoveries received	(49)	(20)	(29)	(157)	(199)	42
Other operating working capital changes	(229)	47	(276)	(392)	(115)	(277)
Cash provided by operating activities	1,066	1,133	(67)	3,110	2,968	142

•                  Restructuring and other costs, net of disbursements was a net change of $160 million in the third quarter of 2018 and a net change of $209 million in the first nine months of 2018. These changes were largely attributed to our donation to the TELUS Friendly Future Foundation as noted in Section 1.3.

•                  Interest paid, net of interest received increased by $51 million in the third quarter of 2018 and $60 million in the first nine months of 2018, largely due to the long-term debt prepayment premium described in Section 5.3 in addition to an increase in both the average long-term debt balance and the weighted-average interest rate on long-term debt.

•                  Income taxes paid, net of recoveries received increased by $29 million in the third quarter of 2018, reflecting higher required instalment payments. Income taxes paid, net of recoveries received decreased by $42 million in the first nine months of 2018, reflecting the reorganization of our legal structure in the third quarter of 2017, which impacted the timing of cash income tax payments.

•                  For a discussion on Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Cash used by investing activities

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash payments for capital assets, excluding spectrum licences	(759)	(794)	35	(2,232)	(2,344)	112
Cash payments for spectrum licences	(1)	—	(1)	(1)	—	(1)
Cash payments for acquisitions, net	(34)	(82)	48	(285)	(560)	275
Real estate joint ventures receipts, net of advances (advances, net of receipts)	175	8	167	164	(1)	165
Proceeds on dispositions and Other	(2)	2	(4)	6	(4)	10
Cash used by investing activities	(621)	(866)	245	(2,348)	(2,909)	561

•                  The decrease in Cash payments for capital assets, excluding spectrum licences, for both the third quarter of 2018 and the first nine months of 2018, was composed of:

•                  A decrease in capital expenditures of $59 million in the third quarter of 2018 and $152 million in the first nine months of 2018 (see Capital expenditure measures table and discussion below).

•                  Increased capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities decreased by $24 million in the third quarter of 2018 and $40 million in the first nine months of 2018.

•                  In the third quarter of 2018, we made cash payments for business acquisitions, including Medisys Health Group Inc and other individually immaterial business acquisitions complementary to our existing lines of business. In the first nine months of 2018, in addition to the Medisys Health Group Inc. acquisition, we made cash payments for business acquisitions that include certain assets of AlarmForce Industries Inc., 65% of Xavient Information Systems (Xavient) and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first nine months of 2017, which included 55% of Voxpro Limited, certain assets of Manitoba Telecom Services Inc. and the Kroll Computer Systems Inc. transaction.

•                  Real estate joint ventures receipts, net of advances increased by $167 million in the third quarter of 2018 and $165 million in the first nine months of 2018 attributed to funds repaid to us and earnings distributed from the TELUS Garden real estate joint venture, arising from the sale of TELUS Garden as noted in Section 1.3.

•                  Proceeds on dispositions and Other in the first nine months of 2018 were primarily related to the sale of small portfolio investments.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
	2018	2017	Change		2018	2017	Change
($ millions, except capital intensity)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Capital expenditures[1]
Wireless segment	218	237	(8.0)%		643	745	(13.7)%
Wireline segment	544	584	(6.8)%		1,560	1,610	(3.1)%
Consolidated	762	821	(7.2)%		2,203	2,355	(6.5)%
Wireless segment capital intensity (%)	10	12	(2	)pts.	11	13	(2	)pts.
Wireline segment capital intensity (%)	32	40	(8	)pts.	33	37	(4	)pts.
Consolidated capital intensity[2] (%)	20	24	(4	)pts.	21	24	(3	)pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as presented on the condensed interim consolidated statements of cash flows.

(2)              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $19 million in the third quarter of 2018 and $102 million in the first nine months of 2018, primarily due to lower wireless infrastructure investments as planned. Additionally, for the first nine months of 2018, wireless capital expenditures decreased over the prior year as we incurred costs in 2017 to update our radio access network technology in Ontario and Quebec, which was completed in the second quarter of 2017.

Wireline segment capital expenditures decreased by $40 million in the third quarter of 2018 and $50 million in the first nine months of 2018 due to lower expenditures related to customer premise equipment, as well as a planned reduction of broadband capital expenditures. We continued connecting additional homes and businesses directly to our fibre-optic technology and our investments support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. At September 30, 2018, we made TELUS PureFibre available to 56% of our broadband footprint.

7.4 Cash used by financing activities

Cash used by financing activities

	Third quarters ended September 30			Nine-month periods ended September 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Dividends paid to holders of Common Shares	(293)	(269)	(24)	(850)	(813)	(37)
Treasury shares acquired	(100)	—	(100)	(100)	—	(100)
Repayment of short-term borrowings, net	(62)	—	(62)	(55)	—	(55)
Long-term debt issued, net of redemptions and repayment	(241)	118	(359)	157	819	(662)
Issue of shares by subsidiary to non-controlling interests	—	—	—	24	—	24
Other	1	1	—	(14)	(9)	(5)
Cash used by financing activities	(695)	(150)	(545)	(838)	(3)	(835)

Dividends paid to the holders of Common Shares

In connection with dividends declared during the three-month and nine-month periods ended September 30, 2018, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. For the third quarter of 2018 and first nine months of 2018, cash dividends paid to the holders of Common Shares increased by $24 million and $37 million, respectively, which reflects higher dividend rates under our dividend growth program (see Section 4.3). During the three-month and nine-month periods ended September 30, 2018, the Trustee purchased approximately 0.5 million dividend reinvestment Common Shares for $22 million and approximately 1.4 million dividend reinvestment Common Shares for $63 million, respectively, with no discount applicable.

In October 2018, we paid dividends of $292 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $21 million, totalling $313 million.

Treasury shares acquired

As noted in Section 1.3, our initial donation of $100 million to the TELUS Friendly Future Foundation was made in TELUS Corporation Common Shares acquired in the market.

Repayment of short-term borrowings, net

In connection with our third quarter of 2018 acquisition of Medisys Health Group Inc., we repaid short-term borrowings of $62 million.

Long-term debt issues and repayments

For the third quarter of 2018, long-term debt repayments net of issues were $241 million, compared to long-term debt issues net of repayments of $118 million for the third quarter of 2017, resulting in a change of $359 million. This was primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $766 million to a balance of $769 million (US$594 million) at September 30, 2018 from a balance of $3 million (US$2 million) at June 30, 2018. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A decrease in the outstanding amount of revolving component and term loan of the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $18 million (US$9 million). As at September 30, 2018, net draws were $421 million ($414 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$325 million). As at June 30, 2018, net draws were $439 million ($432 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$334 million). The credit facility is non-recourse to TELUS Corporation.

•                  The August 1, 2018, early full redemption of $1 billion 5.05% Series CG notes due December 4, 2019. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2018, was $34 million before income taxes.

For the first nine months of 2018, long-term debt issues net of repayments were $157 million, a decrease of $662 million from the first nine months of 2017. In addition to some activity from the third quarter of 2018, the change in balance for the first nine months of 2018 was primarily composed of:

•                  A net decrease in commercial paper, including foreign exchange effects, of $371 million from a balance of $1,140 million (US$908 million) at December 31, 2017.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $75 million (US$49 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million).

•                  The March 1, 2018, issues of $600 million of senior unsecured Series CX notes at 3.625% due March 1, 2028, and $150 million through the re-opening of Series CW notes at 4.70% due March 6, 2048. For additional information on these notes, refer to Note 26(b) of the interim consolidated financial statements.

•                  The March 2018 repayment of $250 million of Series CS notes.

•                  The June 2018 issue of US$750 million of senior unsecured 4.60% 30-year notes due November 16, 2048. The net proceeds were used to repay outstanding indebtedness, including outstanding commercial paper, and for general corporate purposes. We have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985).

In comparison, for the third quarter of 2017, long-term debt issues net of repayments were $118 million and were primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $60 million to a balance of $1,092 million (US$875 million) at September 30, 2017, from a balance of $1,032 million (US$794 million) at June 30, 2017.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility. As at September 30, 2017, net draws were $358 million ($353 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$287 million). As at June 30, 2017, net draws were $294 million ($288 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$226 million). The increase in net draws on the TELUS International (Cda) Inc. credit facility in the third quarter of 2017 was used for the acquisition of 55% of Voxpro Limited.

Long-term debt issues net of repayments for the first nine months of 2017 were $819 million. In addition to some activity from the third quarter of 2017, the change in balance for the first nine months of 2017 was primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $479 million in the first nine months of 2017 from $613 million (US$456 million) at December 31, 2016.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility. As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$253 million).

•                  The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048.

•                  The March 2017 repayment of $700 million of Series CD notes.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and finance leases) was approximately 12.5 years at September 30, 2018, increasing from approximately 10.7 years at December 31, 2017, and approximately 10.8 years at September 30, 2017. Additionally, our weighted average cost of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and finance leases) was 4.18% at both September 30, 2018 and at December 31, 2017, and 4.16% at September 30, 2017.

Issue of shares by subsidiary to non-controlling interests

In connection with our first quarter of 2018 acquisition of 65% of Xavient, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests.

7.5 Liquidity and capital resource measures

Net debt was $13.7 billion at September 30, 2018, an increase of $0.3 billion when compared to one year earlier, resulting mainly from the issuances of the US$750 million of senior unsecured notes, $600 million of Series CX notes and the $150 million through the re-opening of Series CW notes as described in Section 7.4, as well as lower Cash and temporary investments, net. These increases were partially offset by a net reduction of commercial paper outstanding, the repayment of Series CS Notes and the early redemption of Series CG Notes as described in Section 7.4. The calculation of Net debt will be impacted by the application of IFRS 16, Leases, as described in Section 8.2 and Note 2(b) of the interim consolidated financial statements.

Fixed-rate debt as a proportion of total indebtedness was 92% as at September 30, 2018, up from 89% one year earlier, mainly due to a net decrease in commercial paper, which emulates floating-rate debt, as well as the June 2018 note issuance and the two unsecured note issuances in the first quarter of 2018 described in Section 7.4. This was partly offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility, which is non-recourse to TELUS Corporation and the early redemption of Series CG Notes.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.54 times, as measured at September 30, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, net debt to EBITDA — excluding restructuring and other costs was 2.60 times as at September 30, 2018, down from 2.76 one year earlier, partly attributed to current period equity income related to real estate joint ventures arising from the sale of TELUS Garden. Excluding the third quarter of 2018 equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, the ratio was 2.63 at September 30, 2018. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at September 30, 2018, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion and the elevated strategic capital investments in our fibre-optic network, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, September 30	2018	2018	2017
Components of debt and coverage ratios[1] ($ millions)	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15[3]
Net debt	13,698	13,698	13,394
EBITDA — excluding restructuring and other costs	5,388	5,264	4,847
Net interest cost	633	633	568
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	92	92	89
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and finance leases) (years)	12.5	12.5	10.8
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and finance leases) (%)	4.18	4.18	4.16
Net debt to EBITDA — excluding restructuring and other costs[1,2] (times)	2.54	2.60	2.76
Coverage ratios[1] (times)
Earnings coverage	4.5	4.3	4.0
EBITDA — excluding restructuring and other costs interest coverage	8.5	8.3	8.5
Other measures[1] (%)
Dividend payout ratio	77	82	91
Dividend payout ratio of adjusted net earnings	79	84	79

(1)         See Section 11.1 Non-GAAP and other financial measures.

(2)         Excluding the third quarter of 2018 equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, the ratio was 2.63 at September 30, 2018.

(3)         We have not recast comparative amounts for purposes of managing capital; as set out in Note 2(a) of the interim consolidated financial statements, a practical expedient that we are using in transitioning to IFRS 15 is that we are not recasting for contracts that were completed as at January 1, 2017, or earlier. Accordingly, amounts prior to fiscal 2017 included in the comparative 12-month period ended September 30, 2017, have not been prepared on a basis including IFRS 9 and IFRS 15. For purposes of assessing results compared to the prior period, we have excluded the effects of implementing IFRS 9 and IFRS 15 from our fiscal 2018 results.

Earnings coverage ratio for the 12-month period ended September 30, 2018 was 4.5 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the earnings coverage ratio for the 12-month period ended September 30, 2018 was 4.3 times, up from 4.0 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.7, while an increase in borrowing costs reduced the ratio by 0.4.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2018 was 8.5 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the EBITDA — excluding restructuring and other costs interest coverage ratio was 8.3 times, down from 8.5 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.7, while an increase in net interest costs reduced the ratio by 0.9.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our objective range when considered on a prospective dividend payout ratio basis within the medium term. The historical measures for the 12-month period ended September 30, 2018 are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At September 30, 2018, we had available liquidity of approximately $1.5 billion from the TELUS revolving credit facility and approximately $171 million of available liquidity from the TELUS International (Cda) Inc. credit facility. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions, which was renewed in May 2018 and which extended the expiration date from May 31, 2021 to May 31, 2023.

TELUS revolving credit facility at September 30, 2018

Applying IFRS 9 and IFRS 15 ($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2023	2,250	—	—	(769)	1,481

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. Excluding the effects of implementing IFRS 9 and IFRS 15, as at September 30, 2018, our consolidated leverage ratio was approximately 2.60 to 1.00 and our consolidated coverage ratio was approximately 8.32 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at September 30, 2018, including a U.S. dollar-denominated commercial paper program for up to US$1.0 billion within this maximum aggregate amount. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at September 30, 2018, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is composed of a US$350 million revolving component and an amortizing US$120 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at September 30, 2018, $421 million ($414 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$325 million), with the revolving component having a weighted average interest rate of 3.99%. We have entered into a receive-floating, pay-fixed interest rate exchange agreement, which effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

Other letter of credit facilities

At September 30, 2018, we had $206 million of letters of credit outstanding (December 31, 2017 — $224 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $109 million at September 30, 2018.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement was renewed subsequent to September 30, 2018, and its renewed term is in effect until December 31, 2021. Available liquidity was $400 million as at September 30, 2018. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of November 8, 2018.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of November 8, 2018.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2017 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2018, we could offer $2.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2020.

As of the date of this MD&A, we had liquidity of approximately $1.5 billion available from the TELUS revolving credit facility and approximately $171 million of available liquidity from the TELUS International (Cda) Inc. credit facility (see Section 7.6 Credit facilities) as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables).This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2018, our contractual commitments related to the acquisition of property, plant and equipment were $136 million through to December 31, 2022, as compared to $184 million over a period ending December 31, 2019, reported in our 2017 annual report. The decrease was primarily due to higher commitments at December 31, 2017, related to projects completed prior to September 30, 2018.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

As at September 30, 2018, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2018	October 31, 2018
Common Shares	598	599
Common Share options — All exercisable (one for one)	<1	<1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $20 million and $54 million, in the third quarter and first nine months of 2018, respectively, as compared to $11 million and $30 million in the comparable periods in 2017. The increase in compensation expense for key management personnel was due to greater share-based compensation primarily arising from metrics affecting performance condition-based restricted stock units. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the third quarter of 2018, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Garden real estate joint venture, during the three-month period ended September 30, 2018, the real estate joint venture sold the income producing property and the related net assets. The purchaser assumed the 3.7% mortgage and the 3.4% bonds secured by the income producing property. In the application of equity accounting, we recorded our share of the non-recurring gain at $171 million. Concurrently, we committed to a donation of $118 million, of which an initial donation of $100 million was made in TELUS Corporation Common Shares acquired in the market. See Section 1.3 and Note 28(b) of the interim consolidated financial statements for additional details.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $42 million at September 30, 2018) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2017. The preparation of financial statements in conformity with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with our Audit Committee each quarter and are described in Section 8.1 of our 2017 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2017 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details. The application of these accounting policies do not change the underlying economics of the business and our business practices are not impacted by these standards.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Our financial performance is currently not materially affected by the retrospective application of the standard, nor is our financial position.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018. The International Accounting Standards Board (IASB) and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We have applied the standard retrospectively to prior reporting periods, subject to permitted and elected practical expedients.

The effects of the new standard and the materiality of those effects will vary by industry and entity; the effects on us of our retrospective application are set out in Note 2(c) of the interim consolidated financial statements and throughout the MD&A. Like many other telecommunications companies, we are materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and the capitalization of the costs of contract fulfilment (as defined by the new standard).

IFRS 16, Leases

In January 2016, the IASB released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. We are currently assessing the impacts and transition provisions of the new standard. The IASB and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would currently be accounted for as operating leases; the IASB expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased; reported operating income would thus be higher under the new standard. The effects of implementing IFRS 16 will be more pronounced in our wireless results due to the relative prevalence of lease-in activity in the wireless business.

Relative to the results of applying the current standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the payments of the “principal” component of leases that would currently be accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard; however, we will be applying the standard retrospectively with the cumulative effect of initially applying the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application would not result in retrospective adjustment of amounts reported for fiscal periods prior to fiscal 2019. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into the latter half of 2018.

The nature of the transition method selected is such that it is the lease population for which the underlying right-of-use lease asset is available to us for use as at January 1, 2019, and the discount rates determined as of the same date, that will be the basis for the cumulative effects recorded as of that date. To provide users of our financial statements a sense of magnitude of the effects of the new standard, we have quantified some effects, which should be used with caution, using our January 1, 2018, lease population and discount rates determined as of the same date, with: no provision for leases added, modified, cancelled or impaired subsequent to that date; no provision for calculating the right-of-use lease assets from the commencement of the leases; and no reassessment of contracts entered into prior to January 1, 2018, to identify whether they are, or contain, leases:

•                  Subject to the forgoing simplifying assumptions, for the nine-months ended September 30, 2018, lease expense, which is net of the amortization of deferred gains on sale-leaseback of buildings and the occupancy costs associated with leased real estate, of approximately $0.2 billion would not have been included in goods and services purchased; this amount would have been largely offset by increased depreciation (approximately three-quarters of the difference in goods and services) and increased financing costs (approximately one-quarter of the difference in goods and services).

•                  Subject to the forgoing simplifying assumptions, a lease liability of approximately $1.3 billion would have been recorded as at January 1, 2018.

Due to the dynamic nature of our lease population, the passage of time and external factors such as those affecting discount rates, our lease population at January 1, 2019, and the effects of the new standard thereon, will differ from our lease population as at January 1, 2018, and the associated illustrative effects of the new standard set out above.

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2018 outlook, as described in Section 9 General trends, outlook and assumptions of our 2017 annual MD&A, remain the same, except for the following updates:

•                  Our revised estimate for economic growth in Canada in 2018 is 2.1% as updated in our first quarter 2018 MD&A (previously 2.2% as reported in our 2017 annual MD&A). For our incumbent local exchange carrier provinces in Western Canada, we currently estimate that annual rates of economic growth will be 2.2% in 2018 in B.C. (previously 2.5% as reported in our 2017 annual MD&A), and 2.2% in Alberta (previously 2.4% as reported in our 2017 annual MD&A).

•                  Restructuring and other costs has been revised to approximately $300 million from approximately $135 million as reported in our 2017 annual MD&A. This was revised to account for the committed donation of $118 million to the TELUS Friendly Future Foundation and to support ongoing and incremental operational efficiencies and personnel-related costs. We continually invest in operational efficiency initiatives, similar to our continual investment in our products, services and technology, while continuing to drive to a more efficient cost structure. The increase in our 2018 restructuring and other costs charge will improve our overall cost structure, improve operational effectiveness and continue to position us to effectively compete in our dynamic industry and support growth in our core strategic priorities.

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), the Minister of Canadian Heritage and the Competition Bureau.

The following are updates to Section 9.4 Telecommunications industry regulatory developments and proceedings in our 2017 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published its Decision on repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the U.S. and to adopt the 70 MHz mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction. In August 2017, ISED initiated its Consultation on a Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band and on March 28, 2018, ISED released its Technical, Policy and Licensing Framework for the 600 MHz spectrum auction. ISED announced a 30 MHz set aside for facilities-based providers who serve less than 10% of the national subscriber share and are actively providing commercial telecommunication services to the general public in the licensed area of interest. The asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers (as defined in the framework), raises the risk that we will not be able to acquire all the spectrum we need in the auction process or that we will be required to pay more than we might otherwise pay. The auction will commence on March 12, 2019.

Spectrum Outlook 2018 – 2022

On June 6, 2018, ISED published the Spectrum Outlook 2018 – 2022. There is a risk that bands identified as promising for mobile service will not be allocated for mobile service or will be delayed in being allocated or assigned as the Spectrum Outlook is not a binding forecast of future spectrum assignments. However, any such delay or failure to allocate would generally impact all Canadian mobile service providers and not just us specifically.

Repurposing the 3500 MHz spectrum to support 5G

On December 18, 2014, ISED released its Decisions Regarding Policy Changes in the 3500 MHz Band (3475 – 3650 MHz) and a New Licensing Process noting the band would be fundamentally reallocated for flexible (mobile and fixed) use in the near future. On June 6, 2018, ISED released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band proposing to claw back 56 to 66% of the band from fixed wireless incumbents (predominantly Inukshuk, which is a joint venture owned by Bell and Rogers, and Xplornet) and to auction the amount clawed back in 2020. In our consultation response, we called for a 100% clawback in large population centres. After issuing a transition decision, ISED will then consult on a licensing framework (i.e. auction rules and conditions of licence) for the 3500 MHz band. There is a risk that the transition decisions and the auction rules will favour certain carriers over us and impact our ability to acquire 3500 MHz band spectrum.

Repurposing mmWave spectrum to support 5G

On June 5, 2017, ISED issued a Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release 3.25 GHz of mmWave spectrum for licensed use and 7 GHz for licence exempt use largely in line with recent U.S. mmWave developments. On June 6, 2018, ISED released an Addendum to the Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release an additional 1 GHz of spectrum in 26.5 – 27.5 GHz range. After issuing a repurposing decision, ISED will then consult on a licensing framework (i.e. auction rules and conditions of licence) for the mmWave bands. There is a risk that the repurposing decisions and the auction rules will favour certain carriers over us and impact our ability to acquire mmWave band spectrum.

Renewal of AWS-1 and PCS-G licences

Our licences in the AWS-1 and PCS-G bands are set for initial licence term expiry in late 2018 or early 2019, which expiry date depends on the original date of licence issuance. ISED has asked us to report on our compliance with conditions of licence, including deployment, so that it can assess whether licences should be renewed for a new licence term. We have filed our report in the third quarter of 2018 that shows compliance with all licence conditions. A decision from ISED on licence renewal is pending. ISED has indicated that licensees demonstrating compliance with licence conditions have a high expectation of renewal.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Wireline wholesale services followup

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This will include access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell, Cogeco, Rogers and Videotron). The CRTC initiated a followup proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions.

The FTTP followup activities directed in Telecom Policy CRTC 2015-326 remain ongoing. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations commenced in 2017 and the associated cost study and tariff review will follow. We anticipate no material adverse impact in the short term from the CRTC’s decision. Given the phased implementation of the mandated provision of wholesale access to our FTTP networks, it is too early to determine the impact this decision will have on us in the longer term. The provision of access to unbundled local loops (ULLs) to competitors has not been mandated effective July 22, 2018, subject to the approval of an application setting out a test for ULL forbearance, which addresses areas where forbearance for retail voice service was predicated on the availability of ULLs. We filed such an application on January 19, 2018, and on September 11, 2018, the CRTC approved our application, which means that our provision of ULLs is based on commercial arrangements rather than a CRTC-approved tariff.

CRTC Proceeding to Review Lower-Cost Data Only Mobile Wireless Services

On March 22, 2018, the CRTC launched Lower-cost data-only plans for mobile wireless services, Telecom Notice of Consultation CRTC 2018-98, pursuant to which Bell, Rogers and ourselves filed proposals about retail wireless data-only offers. The CRTC noted that these types of offers might close perceived gaps in the marketplace for lower-cost data-only plans. We are participating in this proceeding as directed by the CRTC. We have taken the position in this proceeding that retail rate regulation is not required given the range of low-cost options available in the marketplace. We have urged the CRTC to take steps to enhance consumer awareness of existing and future low-cost data offerings. We have also proposed new plans to supplement our current plans to be introduced later this year, that address a CRTC request for information. The impact of any resulting decision is not known at this time.

CRTC report on sales practices of large telecommunications carriers

On June 14, 2018, the Governor in Council directed the CRTC, pursuant to section 14 of the Telecommunications Act, to provide a report, by no later than February 28, 2019, regarding the retail sales practices of Canada’s large telecommunications carriers. The CRTC is directed to examine claims of aggressive or misleading sales practices concerning telecommunications services, the prevalence and impact on consumers, and potential solutions. On July 16, 2018, the CRTC issued a notice of consultation commencing its inquiry. We are actively participating in this proceeding and have highlighted the customer service successes associated with our customers first journey and argued that there is no need for further substantive regulation. The CRTC received written submissions from parties and intervenors in August and September 2018 and an oral hearing was held in October 2018. Parties and intervenors may make final written submissions by November 9, 2018. Until a report is released in 2019, it is too early to determine any potential impact on us.

Competition Bureau market study on competition in broadband services

On May 10, 2018, the Competition Bureau commenced a market study to better understand the competitive dynamics of Canada’s broadband internet services industry. The Bureau states that the purpose of the study is to better understand these market outcomes and the competitive dynamics of Canadian broadband markets more generally, including whether resellers are fulfilling their role in placing increased competitive discipline on traditional telephone and cable companies. The Bureau expects to publish the results of the study in a public report, which may include recommendations to relevant government authorities, as appropriate. The Bureau states that the study will enable it to, among other things: make informed regulatory interventions regarding steps that regulators or policymakers could take to further support competition in the broadband industry; and increase its knowledge and understanding of the competitive dynamics of the broadband industry, and telecommunications industry more generally, to inform the Bureau’s future work. We are participating in this proceeding and filed our initial submissions with the Bureau on August 31, 2018. The Bureau is undertaking further stakeholder engagement and research, as well as information analysis. The Bureau intends to publish a draft report in spring 2019, at which point it will hold public consultations and then publish a final report.

Phase out of local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019, to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small incumbent local exchange carriers, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. If upheld, the impact of this decision is not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase out of the local subsidy regime decision noted above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC intends to review, among other things: pricing constraints for residential local exchange services; whether compensation to incumbent local exchange carriers is required given that the local service subsidy is being eliminated further to the Phase out of the local subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to the test for local forbearance. It is too early to determine the impact of this proceeding. Initial submissions were filed on October 10, 2018.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta have been granted renewals in Broadcasting Decision CRTC 2018-267, which extend the licence terms to August 31, 2023. Our regional broadcasting distribution licence to serve Quebec has also been granted an administrative renewal, which has extended the licence terms to December 31, 2018. A renewal of our regional licence to operate broadcasting distribution undertakings in Quebec is expected by the end of the year. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20.

CRTC ordered to report back to federal government on distribution models of the future

On September 22, 2017, the Governor in Council issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. On May 31, 2018, the CRTC issued its report, titled Harnessing Change: The Future of Programming Distribution in Canada, which provides an overview of the state of programming content distribution in Canada and sets out some options changes to the policy framework for consideration. This report will likely form part of the record for the joint review of the Broadcasting Act and Telecommunications Act by a panel of experts as described below. The CRTC has also announced in its forecast of activities for 2019 to 2020 that it intends to implement some of the new initiatives discussed in its report. Further consultations are expected but the outcomes are not expected to have any negative material impact on us.

Review of the Telecommunications Act and the Broadcasting Act

On June 5, 2018, the federal government announced a joint review of the Telecommunications Act and the Broadcasting Act to be conducted by a panel of seven experts, which will have until January 31, 2020 to provide its final recommendations. At this time, we do not know the impact of the review and any resulting amendments to the Telecommunications Act, the Broadcasting Act or the Radiocommunication Act (all three of which form the main legislative framework for communications).

Review of the Copyright Act and Copyright Board

The Copyright Act’s mandated five-year review was due in 2017 and the process for review via parliamentary committee was announced in December 2017. Both the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage are engaged in reviewing aspects of the Copyright Act and its policy framework. The expected completion timeline for this review is early 2019. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, changes to the Copyright Act are not expected to have a negative material impact on us.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2017 annual MD&A and have not materially changed since December 31, 2017. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended September 30 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator – Sum of the last four quarterly dividends declared per Common Share	2.06	2.06	1.9450
Denominator – Net income per Common Share	2.68	2.51	2.13
Ratio (%)	77	82	91

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, gains and equity income related to real estate joint ventures, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended September 30 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator – Sum of the last four quarterly dividends declared per Common Share	2.06	2.06	1.9450
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,596	1,499	1,260
Deduct non-recurring gains and equity income related to real estate joint ventures, after income taxes	(149)	(149)	(7)
Provisions related to business combinations, after income taxes	(22)	(22)	2
Add back net unfavourable (deduct net favourable) income tax-related adjustments	20	20	(18)
Add back long-term debt prepayment premium, after income taxes	25	25	—
Add back initial and committed donation to TELUS Friendly Future Foundation, after income taxes	90	90	—
Add back transformative compensation expense, after income taxes	—	—	224
	1,560	1,463	1,461
Denominator – Adjusted net earnings per Common Share	2.62	2.45	2.47
Adjusted ratio (%)	79	84	79

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended September 30 ($ millions, except ratio)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Net income attributable to Common Shares	1,596	1,499	1,260
Income taxes (attributable to Common Shares)	580	543	431
Borrowing costs (attributable to Common Shares)[1]	624	624	557
Numerator	2,800	2,666	2,248
Denominator – Borrowing costs	624	624	557
Ratio (times)	4.5	4.3	4.0

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	447	406	1,256	1,224
Financing costs	196	149	502	429
Income taxes	134	142	430	429
Depreciation	419	410	1,241	1,203
Amortization of intangible assets	153	137	440	402
EBITDA	1,349	1,244	3,869	3,687
Add back restructuring and other costs	173	23	242	63
EBITDA – excluding restructuring and other costs	1,522	1,267	4,111	3,750
Deduct non-recurring gains and equity income related to real estate joint ventures	(171)	—	(171)	(3)
Adjusted EBITDA	1,351	1,267	3,940	3,747

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities. The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	1,349	1,244	3,869	3,687
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(2)	(19)	(3)
Restructuring and other costs, net of disbursements	42	(19)	45	(65)
Deduct non-recurring gains and equity income related to real estate joint ventures	(171)	—	(171)	(3)
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	100	—	100	—
Effects of contract asset, acquisition and fulfilment	(56)	(47)	(34)	(35)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	34	22	87	61
Net employee defined benefit plans expense	24	20	73	61
Employer contributions to employee defined benefit plans	(9)	(17)	(44)	(52)
Interest paid	(198)	(146)	(478)	(413)
Interest received	2	1	7	2
Capital expenditures (excluding spectrum licences)	(762)	(821)	(2,203)	(2,355)
Other	—	—	—	6
Free cash flow before income taxes	352	235	1,232	891
Income taxes paid, net of refunds	(49)	(20)	(157)	(199)
Free cash flow	303	215	1,075	692

Our method of calculating Free cash flow has been revised to reflect the discretionary nature of the donation to the TELUS Friendly Future Foundation that fundamentally transformed our operating model in respect of philanthropic giving.

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Free cash flow	303	215	1,075	692
Add (deduct):
Capital expenditures (excluding spectrum licences)	762	821	2,203	2,355
Adjustments to reconcile to Cash provided by operating activities	1	97	(168)	(79)
Cash provided by operating activities	1,066	1,133	3,110	2,968

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Calculation of Net debt

	2018	2017
As at September 30 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Long-term debt including current maturities	13,883	13,618
Debt issuance costs netted against long-term debt	92	72
Derivative liabilities, net	95	76
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(51)	16
Cash and temporary investments	(433)	(488)
Short-term borrowings	112	100
Net debt	13,698	13,394

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the first nine months of 2018 or throughout 2017. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $633 million in the 12-month period ended September 30, 2018, and $568 million in the 12-month period ended September 30, 2017.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

	Third quarters ended September 30		Nine-month periods ended September 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	141	18	156	42
Employee benefits expense	32	5	86	21
Restructuring and other costs included in EBITDA	173	23	242	63

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average billing per subscriber unit per month (ABPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and is expressed as a rate per month. Blended churn refers to the aggregate average of both prepaid and postpaid churn. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs, as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.